Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Dollars in thousands
	Quarter Ended 3/27/05	Fiscal Years Ended
		12/26/04	12/28/03	12/29/02	12/30/01	12/31/00
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$409,023	$2,015,364	$1,861,337	$1,765,751	$1,413,444	$1,652,026
Add: fixed charges	50,720	165,180	161,518	167,010	250,103	251,105
Add: amortization of capitalized interest	545	2,012	2,006	1,962	1,715	1,800
Add: distributed income of equity investees	4,554	12,259	14,016	13,500	17,516	7,832
Less: interest capitalized	(683)	(4,802)	(3,355)	(2,074)	(8,550)	(11,167)

Adjusted Earnings	$464,159	$2,190,013	$2,035,522	$1,946,149	$1,674,228	$1,901,596

Fixed Charges:
Interest on indebtedness, excluding capitalized interest	$44,938	$140,647	$139,271	$146,359	$221,854	$219,228
Capitalized interest	683	4,802	3,355	2,074	8,550	11,167
Portion of rents representative of interest factor	5,099	19,731	18,892	18,577	19,699	20,710

Fixed Charges	$50,720	$165,180	$161,518	$167,010	$250,103	$251,105

Ratio of Earnings to Fixed Charges	9.2	13.3	12.6	11.7	6.7	7.6